COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

April 3, 2018

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE: Columbia Funds Series Trust I – Multi-Manager International Equity Strategies Fund	Post-Effective Amendment No. 315 File Nos. 2-99356 / 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission on March 16, 2018 for the above-referenced post-effective amendment filed by and on behalf of Columbia Funds Series Trust I (the Trust or the Registrant) on behalf of its series, Multi-Manager International Equity Strategies Fund (the Fund). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:

With respect to each subadvisory relationship referenced in the Summary of the Fund – Principal Investment Strategies section, supplementally confirm each subadvisory agreement is included as an exhibit or incorporated by reference in Part C of the registration statement.

Response:	All such subadvisory agreements will be included in the 485(b) submission of the Registrant.
Comment 2:

The Principal Investment Strategies state that the Fund may invest indirectly through mutual funds and closed-end funds (Acquired Funds). Please confirm that in the event that AFFE were to exceed 0.01% of the average net assets of the Fund, you would include a line item for AFFE in the fee table.

Response:	If the AFFE expense threshold is met, AFFE will be included in the fee table.
Comment 3:

The Principal Investment Strategies state that the Fund may invest in derivatives. If any derivatives investment will count toward the Funds 80% test, please revise the disclosure to indicate that the derivatives that count towards the Fund’s 80% test will have economic characteristics similar to equity securities.

Also, please note Rule 35d-1 is based upon a fund’s “assets”, not its exposure, and in the staff’s view, the notional value of such derivatives should not be the basis for valuing derivatives included in a fund’s 80% policy. Please confirm such derivatives will be valued based on market value.

Response:	The Fund currently expects that it will comply with its 80% policy without counting its derivatives towards compliance with the policy. However, the Fund reserves the right to count derivatives towards compliance with its 80% policy because this approach is consistent with the Commission’s statement that, “[i]n appropriate circumstances...an investment company [would be permitted] to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (Investment Company Act Release No. 24828 (January 17, 2001).)

To the extent that the Fund counts derivatives towards compliance with its 80% policy, such instruments will be valued based on their market value or fair value (determined in accordance with the Fund’s valuation procedures) or, when the adviser determines that the notional value of such instruments is a more appropriate measure of the Fund’s exposure to economic characteristics of investments that are consistent with the Fund’s 80% policy, at such notional value.

Comment 4:	In the Summary of the Fund – Principal Risks section, please consider including Large-Cap Risk.
Response:

The Summary of the Fund – Principal Risks and More Information About the Fund – Principal Risks sections will be revised to include the language underlined below:

Issuer Risk. An issuer in which the Fund invests or to which it has exposure may perform poorly, and therefore, the value of its securities may decline, which would negatively affect the Fund’s performance. Poor performance may be caused by poor management decisions, competitive pressures, breakthroughs in technology, reliance on suppliers, labor problems or shortages, corporate restructurings, fraudulent disclosures, natural disasters or other events, conditions or factors. The market capitalization of an issuer may also impact its risk profile. Investments in larger, more established companies may involve certain risks associated with their larger size. For instance, larger, more established companies may be less able to respond quickly to new competitive challenges, such as changes in consumer tastes or innovation from smaller competitors. Also, larger companies are sometimes less able to attain the high growth rates of successful smaller companies, especially during extended periods of economic expansion.

Comment 5:	All comments given on the disclosure hereafter (noted on page 9 of the prospectus) in prior filings for the Trust are equally applicable to this filing.
Response:	We believe that the disclosure in this filing reflects, as applicable, previously-received Staff comments to the prospectuses of other series of the Trust.
Comment 6:

Certain of the disclosure contained in the More Information About the Funds – Principal Investment Strategies section is virtually identical to the summary section. Please revise consistent with the layered disclosure approach called for by Item 9.

Response:	After careful consideration, the Fund has determined to leave the disclosure in the More Information section and Summary section as is, as the Fund believes that such disclosure is consistent with Form N-1A and Staff guidance.
STATEMENT OF ADDITIONAL INFORMATION COMMENTS:
Comment 7:	With respect to each subadvisory relationship, supplementally confirm sub-advisory fees disclosure satisfies Item 19(a)(3) of Form N-1A.
Response:

The method of calculating the advisory fees payable by the Fund will be fully disclosed in the Investment Management and Other Services section of the SAI, similar to the registrant’s other existing funds. We believe the disclosure is consistent with the requirements of Form N-1A.

Comment 8:	Please apply previous comments given to the Trust on the SAI.

Response:	We believe that the disclosure in this filing reflects, as applicable, previously-received Staff comments to the SAI of the Trust.
Comment 9:

Please include an auditor’s consent for all fund audited financial statements incorporated by reference as required by Section 7(a) and Rule 439 of the Securities Act of 1933. Alternatively, delete the statement that financials are incorporated by reference for funds not covered by this registration statement.

Response:

Although PricewaterhouseCoopers is listed as the Fund’s independent registered public accounting firm in the SAI, the Fund is new and has not commenced investment operations and therefore no financial information will be included in the 485(b) submission of the Registrant. Independent registered public accounting firm consent is typically included as an exhibit to the Registrant’s submission only if audited financial statements are part of that submission.

Comment 10:

In the footnote “*” associated to the concentration category in the Fundamental Policies section, please delete the qualification underlined below.

To the extent that a Fund’s concentration policy requires the Fund to consider the concentration policies of any underlying funds in which it invests, the Fund will consider the portfolio positions at the time of purchase, which in the case of unaffiliated underlying funds is based on portfolio information made publicly available by them.

Additionally, please revise the sentence to state the following:

A Fund will consider the portfolio positions of underlying funds in which it invests in determining compliance with its own concentration policy.

Response:

We have considered the comment and determined to not make the requested change. As noted in the Fund’s concentration policy, Fund assets may be invested in the securities of one or more investment companies or subsidiaries to the extent permitted by the Investment Company Act of 1940 Act, the rules and regulations thereunder and any applicable exemptive relief, notwithstanding the concentration limitation. The portion of the footnote addressed in the comment applies to fundamental policies of other series of Columbia Funds Series Trust I.

Additionally, the Registrant is not aware of a requirement to consider the concentration policies of underlying investment companies in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Registrant determines that a Fund’s investments in an underlying fund expose the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement.

Comment 11:

(a) The disclosure in the Non-Fundamental Policies – Additional Information about Concentration section with respect to the Fund states that the Fund “may indirectly concentrate in a particular industry or group of industries through investments in underlying funds”. Please revise to include this disclosure as part of the Fund’s fundamental policy as it is a new fund.

(b) Please state that the Fund will consider the investments in underlying funds when determining compliance with the Fund’s concentration policy.

(c) Please also note that the non-fundamental policy conflicts with the language at the bottom of page 14 (see Comment 10).

(d) Please specify any industry or group of industries that the Fund expects to be concentrated in this section of the SAI and in the prospectus, and provide associated risk disclosure in the prospectus.

Response:

(a) and (b) The Registrant is not aware of a requirement to consider the concentration policies of underlying investment companies in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. Absent published guidance from the Staff – guidance that directs all investment companies to follow a policy to consider investments in underlying funds when determining compliance with the fund’s concentration policy – the Trust, on behalf of the Fund, deems the Fund’s current concentration policy consistent with the 1940 Act, its rules and regulations. Nonetheless, to the extent that the Registrant determines that the Fund’s investments in an underlying fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement. Also, please see Response to Comment 10.

(c) The footnote at the bottom of page 14 applies “To the extent that a Fund’s concentration policy requires”. The Fund, as approved by the Board, adopted the following policy as a non-fundamental policy of the Fund (MM International Equity Strategies Fund may indirectly concentrate in a particular industry or group of industries through investments in underlying funds.)

(d) We do not expect the Fund to be concentrated in an industry or group of industries.

PART C COMMENTS:
Comment 12.	Please file an opinion and consent of counsel for the new series as an exhibit to the 485(b) submission of the Registrant.
Response:	An opinion and consent of counsel for the new series will be included in the 485(b) submission of the Registrant.
Comment 13.	Please see Comment 9 regarding consent needed for all fund audited financial statements incorporated by reference as required by Section 7(a) and Rule 439 of the Securities Act of 1933.
Response:	Please see Response to Comment 9.

If you have any questions, please contact either me at (312) 634-9280 or Rita Yun at (617) 385-9771.

Sincerely,

/s/ Megan E. Garcy

Megan E. Garcy

Assistant Secretary

Columbia Funds Series Trust I